Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement of the Resolutions of the First Meeting of the Seventh Session of the Supervisory Committee of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 December 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-036

Announcement of the Resolutions of the First Meeting of the Seventh Session

of the Supervisory Committee

of China Southern Airlines Company Limited

The supervisory committee (the “Supervisory Committee”) of the Company and all of its members (the “Supervisors”) confirm that the contents of this announcement does not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The first meeting of the Seventh Session of the Supervisory Committee of China Southern Airlines Company Limited (the "Company") was convened on 26 December 2013 at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The number of Supervisors supposed to be present was 5, of which 5 attended in person. Mr. Pan Fu chaired the meeting and the Company Secretary of the Company attended the meeting. The quorum and procedures for convening the meeting are in compliance with the relevant provisions of the Company Law of the PRC and the Articles of Association of the Company.

The Supervisors present have considered and passed unanimously the following resolution:

Mr. Pan Fu be elected as the Chairman of the Seventh Session of the Supervisory Committee.

Supervisory Committee of

China Southern Airlines Company Limited

26 December 2013

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